UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):    ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: November 29, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

25 November 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 25 November 2013, it purchased from J.P. Morgan Securities plc, 100,000 ordinary shares at an average price of 488.6776 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 21,346,977 ordinary shares in treasury, and has 165,889,881 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

26 November 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 26 November 2013, it purchased from J.P. Morgan Securities plc, 110,000 ordinary shares at an average price of 499.5822 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 21,346,977 ordinary shares in treasury, and has 165,781,481 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

26 November 2013

CSR plc

(“CSR” or the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and

disposal of ordinary shares of the Company

The Company announces that on 26 November 2013, Mr Anthony Murray exercised options to acquire 800 ordinary shares in CSR at an exercise price of £2.35 per ordinary share pursuant to the rules of the CSR plc Share Option Plan. Mr Murray immediately sold 386 ordinary shares at a price of £4.963133 per share in order to cover the exercise cost.

Following the disposal, Mr Murray holds 39,961 ordinary shares in the Company.

ENDS

27 November 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 27 November 2013, it purchased from J.P. Morgan Securities plc, 112,000 ordinary shares at an average price of 504.2867 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 21,340,277 ordinary shares in treasury, and has 165,677,248 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000